EXHIBIT 99.1

Osisko Announces Record Preliminary Q4 2022 Deliveries and Provides Company Update

Over 25,000 GEOs Earned in Q4 2022

MONTREAL, Jan. 10, 2023 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (the “Corporation” or “Osisko”) (OR: TSX & NYSE) is pleased to provide an update on its fourth quarter 2022 deliveries, revenues, cash margin and recent asset advancements. All monetary amounts included in this report are expressed in Canadian dollars, unless otherwise noted.

PRELIMINARY Q4 2022 RESULTS

Osisko earned approximately 25,023 attributable gold equivalent ounces1 (“GEOs”) in the fourth quarter of 2022, for a total of approximately 89,367 GEOs in 2022, representing record quarterly and annual deliveries for the Corporation.

Osisko recorded preliminary revenues from royalties and streams of $61.9 million during the fourth quarter and preliminary cost of sales (excluding depletion) of $4.7 million, resulting in a record quarterly cash margin2 of approximately $57.2 million (or 92%).

For the year 2022, preliminary revenues from royalties and streams reached a record $217.8 million and preliminary cost of sales (excluding depletion) are estimated at $16.1 million, resulting in a record annual cash margin2 of approximately $201.7 million (or 93%).

As at December 31st, 2022, Osisko’s cash position amounted to approximately $90.5 million, after repaying, in full, the $300 million convertible debentures on December 31, 2022 and advancing US$50 million to SolGold plc (“SolGold”) pursuant to the previously announced royalty financing on the world-class Cascabel copper-gold property. The Corporation’s revolving credit facility was drawn by approximately $150 million at the end of 2022, with an additional amount of $400 million available to be drawn, plus the uncommitted accordion of up to $200 million.

Sandeep Singh, President and CEO of Osisko, commented: “2022 was an exceptionally positive year for Osisko. We had successive quarters of record GEOs earned, revenues and cash margins, we added world-class assets to an already high-quality portfolio, took advantage of volatile markets to buy-back 1.7 million common shares for $22.1 million, reactivated stream payments from the Renard mine, simplified the business with the deconsolidation of Osisko Development Corp. realigning Osisko as a pure-play royalty and streaming business and continued to strengthen and diversify our Board of Directors.

“Our GEOs earned, year-over-year, increased by 12% in 2022 but fell slightly short of the low end of our guidance of 90,000 ounces. This was partly due to the Eagle mine still working towards steady-state production and the Mantos mine facing delays in the ramp up of their mill expansion. That extra growth will flow into upcoming quarters and we expect significant upward momentum in deliveries from both mines going forward. The higher gold-silver price ratio, experienced mostly in the second and third quarters, also reduced GEOs earned by approximately 1,550 ounces in 2022 versus expectations.

“Our asset base continues to outperform through numerous expansions, mine life extensions and reserve and resource replacement, and we look forward to continuing to showcase the depth and quality of our asset base throughout 2023.”

Osisko will provide full production and financial details with the release of its fourth quarter and full year 2022 results after market close on Thursday, February 23rd, 2023 followed by a conference call on Friday, February 24th at 10am ET. More details are provided at the end of this release.

RECENT ASSET ADVANCEMENTS AND UPCOMING CATALYSTS

CSA (100% Silver Stream - Pending Transaction Closing)

On December 28th, Osisko announced that Osisko Bermuda Limited (“OBL”) entered into a revised binding agreement with Metals Acquisition Corp (“MAC”) with respect to the previously announced silver stream on the producing CSA mine (“CSA”) in New South Wales, Australia. The key amendment in the revised agreement is a potential reduction in the upfront deposit amount payable by OBL on closing from US$90 million to US$75 million for 100% of payable silver for the life of mine. Between 2019-2021, annual payable silver production from CSA averaged ~431,000 ounces, or ~5,700 gold equivalent ounces3 annually (based on commodity prices on December 22, 2022).

Additionally, OBL entered into a backstop financing agreement with MAC as an update to the previously announced copper stream option. OBL may provide an upfront deposit of up to US$75 million in respect of a copper stream on CSA, which MAC may draw in whole or in part to fund any shortfall in the equity financing required to complete the acquisition of the mine. If the full deposit is drawn, OBL will be entitled to receive 3.0% of payable copper until the 5th anniversary of the closing date (the “First Threshold Stream”), then 4.875% of payable copper until 33,000 metric tonnes have been delivered in aggregate (the “Second Threshold Stream”), and thereafter 2.25% for the remaining life of mine. Between 2019-2021, annual copper production from CSA averaged ~43,000 metric tonnes. Based on historical production levels, average gold equivalent ounces4 deliverable under the First Threshold Stream and the Second Threshold Stream would equate to between ~5,700 to 9,300 ounces annually (based on commodity prices on December 22, 2022).

Closing of the acquisition is expected in 2023, subject to MAC securing sufficient acquisition financing.

Canadian Malartic Update (5% NSR royalty on open pit and 3-5% NSR royalty on underground)

On November 4th, Agnico Eagle Mines Ltd. (“Agnico Eagle”) announced a binding offer to acquire Yamana Gold Inc.’s (“Yamana”) interest in its Canadian assets, including the other half of the Canadian Malartic mine (“Canadian Malartic”). The consolidation of Canadian Malartic would give Agnico Eagle operational control during the remaining development period of the Odyssey underground project and would provide the opportunity to monetize future additional mill capacity at the mine, given Agnico Eagle’s extensive operations and strategic land position in the region. In addition to the 3-5% Odyssey net smelter return (“NSR”) royalty, a $0.40 per tonne milling fee is payable to Osisko on ore processed from any property that was not part of the Canadian Malartic Property at the time of the sale of the mine in 2014.

On October 26th, Agnico Eagle reported that construction and development activities at the Odyssey underground project remain on schedule. Shaft sinking activities are expected to commence in January 2023, with pre-commercial production from the Odyssey South ramp expected in March 2023. In the third quarter of 2022, ten diamond drill rigs were active at surface and four rigs were active underground. An expanded drill program is focused on infill drilling at Odyssey South, on drill testing the Odyssey Internal zones and on infill and step-out drilling at East Gouldie. A recent intercept at Odyssey South yielded 5.7 grams per tonne (“g/t”) gold over 21.8 meters at 367 meters depth. At East Gouldie, the drilling in the core of the deposit continues to return wide, high-grade intersections, with recent results including 4.6 g/t gold over 50.7 meters at 1,537 meters depth. Step-out drilling to the west of East Gouldie continues to test the western extension and filling the gap between East Gouldie and the Norrie Zone, with a recent intercept of 4.2 g/t gold over 12.8 meters at 1,331 meters depth in an area approximately 100 meters above the Norrie Zone and 670 meters west of the current East Gouldie mineral resources (Figure 1).

At a conference in Toronto in November, Agnico Eagle highlighted that recent drilling at Odyssey has extended East Gouldie to the west by ~670 meters and to the east at depth by ~500 meters, to more than 1,700 meters from the current mineral resources, demonstrating significant resource growth potential. Recent drilling suggests the potential connection of the East Gouldie deposit and the Norrie Zone along strike (Figure 1). The presentation highlighted that, while still in the concept phase, there is the potential for an additional 150,000-250,000 ounces of annual gold production from Odyssey Extension (West or East) based on the assumption of a second shaft producing 10,000 to 15,000 tonnes per day at 2.5 g/t to 2.75 g/t gold (link).

Figure 1: Canadian Malartic Mine – Composite Longitudinal Section is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/693a19f5-8515-4a5c-8985-0e8cd5bf276b

Mantos Blancos Expansion (100% Silver Stream)

On October 31st, Capstone Copper Corp. (“Capstone”) announced that ramp up activities at the Mantos Blancos Concentrator Debottlenecking Project (“MB-CDP”) continued during the third quarter with increased focus on achieving operational stability of the auxiliary systems such as the electrical and tailing systems. Ramp-up in production has been slower than initially expected, however, mill throughput continues to improve and the plant averaged above design throughput level for 20 of 27 planned operating days in October.

Delivery of refined silver to OBL under the silver stream occurs approximately two months post production at the Mantos Blancos mine. As a result, Osisko anticipates starting to fully benefit from the expansion in early 2023.

As part of MD-CDP Phase II, Capstone is analyzing the potential to increase throughput of the plant to 10.0 million tonnes per year (from 7.3 million tonnes per year) using existing underutilized ball mills and process equipment. Capstone is also evaluating the potential to extend the life of copper cathode production. The Advanced Basic Engineering Study is expected to be released in the first half of 2023, and the Environmental DIA application was submitted in August 2022.

Victoria Gold Update (5% NSR Royalty)

Production throughout 2022 at Eagle was affected by slower than expected ramp up to steady state primarily due to mechanical availability of the crushing and conveying circuit being lower than expected. The primary reason for the lower mechanical availability was the conveyor belt failure late in the third quarter resulting in almost three weeks of downtime. Based on improved operational and maintenance staffing and protocols, it is expected that gold production will be higher in 2023.

Drilling over the past two years has focused on testing areas below and adjacent to the current pit at Eagle. Results have extended mineralization to 850 meters depth (previously 350 meters depth) and 500 meters to the west along strike. A new technical report, including an updated mineral resource estimate, is expected early in 2023 on both Eagle and the Raven deposit.

Seabee (3% NSR Royalty)

On December 12th, SSR Mining Inc. (“SSR”) reported exploration results from Seabee including both near-mine resource development drilling adjacent to current underground infrastructure at the Santoy Mine Complex, as well as more regional activity across the Seabee property. Notably, the regional exploration activity included drilling at the Porky Main and Porky West targets, with results to-date returning broad intercepts of near-surface mineralization potentially amenable to open pit mining in the future.

Additional regional exploration included the initial delineation of the Shane target, which remains open along strike and is located adjacent to the Santoy Road that connects the mine to the Seabee processing facility. Results at Shane included 54.3 g/t gold over 4.6 meters. Given the number of prospective targets at Seabee, SSR expects to expand their exploration program at the mine again in 2023, to aggressively advance these opportunities towards potential development.

Island Gold (1.38-3% NSR Royalty)

On November 29th, Alamos Gold Inc. (“Alamos”) reported results from surface and underground exploration drilling at the Island Gold mine, further extending high-grade gold mineralization in Island West, Island East and at depth (Figure 2) and highlighting the significant upside potential; not only laterally and at depth, but within newly defined sub-parallel structures. The majority of highlighted drill intersections are within Osisko’s claims of 2% or 3% NSR royalty, which is a higher NSR royalty than current production. As of November 25th, a total of 28,174 meters of surface directional drilling, 17,984 meters of underground exploration drilling, and 9,707 meters of regional surface exploration drilling has been completed at the Island Gold Mine.

At Island West, high-grade mineralization has been extended 225 meters west of existing Mineral Reserves and Resources. At the Island West Hanging Wall Zones, high-grade gold mineralization was intersected within newly defined sub-parallel zones in the hanging wall (B, G, and G1 zones). These sub-parallel zones are within proximity of existing underground infrastructure and represent a significant opportunity to add near mine Mineral Reserves and Resources. At Island East Lower, high-grade gold mineralization further extended down-plunge from the large high-grade Inferred Mineral Resource block in the lower part of Island East which contained 2.0 million ounces (3.96 million tonnes grading 15.48 g/t gold) as of December 31, 2021. At Island Main, high-grade gold mineralization extended 160 meters below Inferred Mineral Resources (MH30-02), representing one of the deepest intersections to date at a vertical depth of 1,666 meters. This highlights the significant opportunity for further high-grade Mineral Reserve and Resource additions with the deposit open laterally and at depth across the currently defined 2 kilometers strike.

Figure 2: Island Gold – Long Section Highlighting Exploration Drilling Results is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/1765ab40-642f-46c6-811e-c95fe46aeb4f

Lamaque (1% NSR Royalty)

On December 5th, Eldorado published its updated mineral resource and reserve estimates having an effective date of September 30, 2022. Lamaque’s Proven and Probable reserves include 4.3 million tonnes of 6.62 g/t gold for 985,000 ounces, which represented a 10% year-over-year decline (or a 7% increase net of annual depletion).
Eldorado plans to spend ~55% of their 2022 exploration budget ($44 million to $48 million) in Canada. Approximately 112,000 meters of drilling is planned with a focus on brownfields opportunities within the Lamaque/Bourlamaque properties, including exploration drift and resource conversion at Ormaque and resource conversion of C6 and C7 at Lower Triangle. Eldorado has 28,000 drill meters dedicated to the Bourlamaque property, where Osisko has a 2.5% NSR royalty.

Windfall Gold Project (2-3% NSR Royalty)

On December 8th, Osisko Mining Inc. (“Osisko Mining”) announced that it had signed a binding term sheet with Miyuukaa Corp. (“Miyuukaa”), a wholly-owned corporation of the Cree First Nation of Waswanipi, with respect to the construction of proposed transmission facilities and the transport of hydroelectric power to the Windfall project. Miyuukaa will finance, build, own and operate a 69 kV dedicated transmission line that will transport hydroelectricity to the Windfall project minimizing the environmental footprint.

On November 28th, Osisko Mining delivered a positive step forward for the Windfall gold project in Québec with the release of feasibility study results highlighting full year average production of 306,000 ounces of gold at an average fully diluted grade of 8.1 g/t gold, an after-tax NPV of $1.2 billion at a 5% discount rate and IRR of 34%. Osisko Mining anticipates completion of the EIA study and commencement of the permitting process in Q1 2023. Project financing plans are expected to be announced in the first half of 2023 with a production decision in early 2024.

On October 18th, Osisko Mining announced a new regional exploration program on its Urban-Barry gold project located in the Abitibi region in Québec. The program, to begin in early 2023, will focus largely on areas outside the Windfall gold deposit and will start with 10,000 meters of drilling, and induced polarization geophysical surveys. Near deposit exploration targets include a high-potential exploration area identified 1.5 kilometers east-northeast of the Windfall deposit and on previously identified showings, including Golden Bear and Fox, which are parallel to the main Windfall deposit.

Cariboo Gold Project (5% NSR Royalty)

On January 3rd, 2023, Osisko Development Corp. (“Osisko Development” or “ODV”) announced results from a feasibility study on the Cariboo Gold Project (“Cariboo”). Results highlighted a scalable project with a base case scenario producing an average of approximately 163,695 ounces of gold annually over a 12-year mine life (1.87 million ounces of cumulative gold production) at an average diluted head grade of 3.78 g/t gold. Initial production (“Phase 1”) for the first three years contemplates a 1,500 tonnes per day operation yielding approximately 72,501 ounces of gold per year. Concurrently, underground development will advance to ramp up operations to 4,900 tonnes per day in year four, increasing annual production to approximately 193,798 ounces of gold per year in Phase 2. The project delivers a 20.7% IRR and an after-tax NPV of $502 million at a 5% discount rate and US$1,700 per ounce gold price. The feasibility study utilized initial Proven and Probable reserves of 16.7 million tonnes at an average grade of 3.78 g/t gold for a total of 2.03 million ounces of gold.

ODV remains on track for completing the Environmental Assessment process early in in the second quarter of 2023, anticipates receiving final permits by the end of 2023, with initial production expected in 2024.

Tintic Project (2.5% Metals Stream)

On November 30th, Osisko Development announced sampling results from its ongoing underground exploration program at its Trixie test mine (“Trixie”). Assay highlights on 702 chip samples, from 177 mine faces, included the high grade result of 4,757 g/t gold and 528 g/t silver over 1.22 meters. Approximately 7,315 meters of surface reverse circulation drilling and 1,274 meters of underground diamond drilling has been completed to November 15, 2022, which, together with the continuous face and back sampling results, will support the completion of an initial mineral resource estimate expected in the first quarter of 2023.

AK Deposit (2% NSR Royalty)

On October 26th, Agnico Eagle reported that an assessment is underway to evaluate the Amalgamated Kirkland Deposit (“AK Deposit” or “AK”) as a potential ore source for its Macassa mine. At a recent conference in Toronto, Agnico Eagle highlighted the potential for the AK Deposit to produce 30,000-50,000 ounces of gold starting in 2024.
The exploration ramp into the AK Deposit was completed in the third quarter of 2022. An infill drilling program from underground is underway, with 9,983 meters completed in 75 holes by the end of the third quarter of 2022. Recent results from infill drilling at AK include a highlight intercept of 30.7 g/t gold over 3.6 meters at 64 meters depth. Further expansion potential of the AK Deposit is now being assessed, as elimination of the property boundaries from the merger with Kirkland Lake simplifies targeting and exploration in the eastern extension of the deposit.

Upper Beaver (2% NSR Royalty)

On October 26th, Agnico Eagle reported that work continues on the engineering for an exploration shaft and the potential to use existing Kirkland Lake Camp equipment and infrastructure to reduce capital expenditures and operating costs at the Upper Beaver project. Several development scenarios for Upper Beaver are currently being evaluated.

At a recent conference in Toronto, Agnico Eagle highlighted the potential for Upper Beaver to produce 150,000-250,000 ounces of gold as early as 2027. Upper Beaver currently hosts Proven and Probable reserves of 7.9 million tonnes at 5.43 g/t gold for 1.4 million ounces, Measured and Indicated resources of 3.6 million tonnes at 3.45 g/t gold for 403,000 ounces and Inferred resources of 8.7 million tonnes at 5.07 g/t gold for 1.4 million ounces.

Cascabel (0.6% NSR Royalty)

On November 23rd, SolGold announced that investors, including Jiangxi Copper (Hong Kong) Investment Company Limited (“Jiangxi”), invested US$36 million into the company. Post the financing, Jiangxi owns approximately 6.3% of SolGold’s outstanding shares. Jiangxi Copper Company Limited, the parent company of Jiangxi, is one of the largest global producers of refined copper. The investment strengthens SolGold’s balance sheet and signifies another strong endorsement for SolGold and the Cascabel project.

SolGold is currently undertaking a strategic review process to maximize shareholder value, including a review of financing alternatives, the spin out of non-core assets and/or a direct or indirect sale of an interest in Cascabel as well as opportunities to de-risk the project, reduce costs and improve overall economics.

Marimaca Copper (1% NSR Royalty)

On December 15th, Marimaca Copper Corp. (“Marimaca”) announced a high-grade primary sulphide intercept from hole MAD-22. The full drill hole intersected 240 meters at 1.01% Total Copper (“CuT”) from surface in two separate zones of oxide and primary sulphide. Sulphide highlights include 92 meters at 2.11% CuT from 140 meters, including 22 meters at 5.27% CuT from 204 meters (Figure 3). While previous drilling into the down-dip geophysical targets, identified in 2020 and 2021, intersected additional mixed and secondary sulphides at depth, MAD-22 represents the first significant primary sulphide intersection to date and could represent a primary high grade feeder structure as interpreted in Marimaca’s geological model for the deposit.

On November 7th, Marimaca announced it had entered into a water option agreement to secure future water supply required for the Marimaca Copper Project. The option will allow Marimaca to advance final project permitting and technical studies, including water pipeline studies that are already underway.

On October 13th, Marimaca announced an updated resource update for the Marimaca Oxide Deposit (“MOD”), which demonstrated significant resource growth over the 2019 estimate and could support a potential production rate higher than outlined in the 2020 PEA. The update highlighted a 98% growth in Measured and Indicated resources to 139.6 million tonnes at 0.48% CuT (0.30% Soluble Copper (“CuS”)) for 665,000 tonnes of contained copper and a 92% growth in Inferred resources to 82.7 million tonnes at 0.39% CuT (0.16% CuS) for 323,000 tonnes of contained copper. Given the increase in resources, Marimaca will be examining 50,000 tonne and 60,000 tonne per year copper cathode production cases versus the 36,000 tonne per year average in the 2020 PEA. A definitive feasibility study on the MOD is planned for the second half of 2023 or early 2024.

Figure 3: Marimaca – East West Cross Section Looking North, Highlighting hole MAD-22 within a modelled magnetic anomaly is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/e67f9a14-d960-461c-b9ba-ea818d34828e

Hermosa (1% NSR Royalty)

On October 24th, South32 Limited (“South32”) announced that the feasibility study for the Taylor Deposit remains on-track to support a final investment decision in mid-2023. Growth capital expenditure at the Hermosa project was US$46M during the September 2022 quarter, with US$290M expected to be spent in 2023. Dewatering is a critical path item which will enable access to both the Taylor and Clark orebodies. South32 progressed drilling of the first two dewatering wells and construction of the second water treatment plant, which remains on-track for commissioning in the June 2023 quarter.

The selection phase of the Clark pre-feasibility study was expected to be complete by the end of 2022. Subsequent to the third quarter, South32 commenced phase two metallurgical test work and bulk sample collection to support pilot plant production at the Clark deposit from mid 2023. South32 continues to evaluate options to accelerate the development pathway for Clark, supported by the decision of the United States Government to invoke the Defense Production Act for the production of critical minerals including manganese, and ongoing discussions with potential customers and end-users of battery-grade manganese.

Patriot Battery Metals (2% NSR Royalty on Lithium)

On December 19th, Patriot Battery Metals Inc. (“Patriot”) released metallurgical test results which showed 79% recovery to a 5.8% Li2O concentrate using dense media separation alone.

On December 13th, Patriot reported results from twelve holes from the CV5 Pegmatite. Osisko’s NSR royalty covers the majority of known pegmatite bodies on the property. Results returned some of the highest individual lithium grades to date and included 113.4 meters at 1.61% Li2O including 38 meters at 2.17% Li2O. Drilling continues to extend mineralization to the east-northeast, flanked by several secondary lenses, traced over a strike length of at least 2,200 meters. Mineralization remains open in all directions with wide widths and strong grades encountered along the currently defined length. A winter/spring drill program is planned to commence in early-January with three rigs already at site, and an additional two rigs scheduled to mobilize in early February. The primary objectives of the drill program are to further delineate the extent of the CV5 Pegmatite, as well as infill drilling to improve the geological model to achieve Indicated resource confidence to support a subsequent Prefeasibility Study. A maiden resource estimate is anticipated in the first half of 2023.

WKP (2% NSR Royalty)

On December 13th, OceanaGold Corporation (“Oceana”) announced results from their 2022 resource conversion program at Wharekirauponga (“WKP”). Since the March 2022 mineral resource estimate, 5,829 meters were drilled at WKP, predominantly targeting resource conversion at the EG Vein Zone, in addition to a further 679 meters supporting geohydrological and geotechnical studies. Results are anticipated to increase confidence in the geological and grade continuity of the deposit.

Resource conversion and extensional drilling continues with approximately 2,500 meters scheduled for the first half of 2023 in support of a pre-feasibility study expected to be completed towards the end of 2023. An Indicated Resource of 1.1 million gold ounces has been determined as the optimal resource size target for defining the initial development plans for the project study work.

Tocantinzinho (0.75% NSR Royalty)

On November 22nd, G Mining Ventures (“GMIN”) provided an update on the Tocantinzinho Project (“TZ”) in Brazil highlighting that the project remains on track and on budget for commercial production in the second half of 2024. Detailed engineering is 43% complete and overall project procurement has progressed to 73% completion.

On October 18th, GMIN announced results from delineation drilling at TZ. The program confirmed the continuity of higher-grade gold in the main pit area (continuous width of close to 200 meters and to a depth of 400 meters), confirmed that mineralization extends below the existing pit shell and increased definition areas to be mined during pre-production. Highlights confirming a high-grade core include 193.6 meters of 1.48 g/t gold including 12.8 meters of 4.59 g/t gold and 144.7 meters of 1.70 g/t gold including 13.7 meters of 2.41 g/t gold. Highlight intercepts outside the feasibility pit shell include 72.1 meters of 1.05 g/t gold including 14.8 meters of 3.45 g/t gold.

Regulus Resources (up to 1.5% NSR Royalty on AntaKori)

On December 22nd, Regulus Resources Inc. (“Regulus”) announced a US$15 million strategic investment by Nuton, a Rio Tinto Venture. The investment bolsters Regulus’ balance sheet and represents another strong endorsement of the AntaKori project. Upon closing, Nuton will own an ~16.5% interest in Regulus. Regulus and Nuton will jointly undertake copper sulphide leach testing at AntaKori utilizing Nuton’s technologies. The Nuton technologies have the potential to process arsenic-bearing copper sulphides with less impact on the environment and water resources than traditional concentrator processing.

ADDITIONAL HIGHLIGHTS

1) Agnico Eagle reported that work commenced at Akasaba West open pit project in September 2022 with mobilization of main contractor and initiation of clearing activities (2.5% NSR royalty)

2) Western Copper and Gold announced Rio Tinto exercised its right to extend certain rights under the investor rights agreement (2.75% NSR royalty)

3) First Majestic announced strong Q3 production from the Ermitaño mine, continued mill improvements to enhance recoveries (2% NSR royalty)

4) Taseko Mines announced highest quarterly mill throughput at Gibraltar since expansion and see potential for continued increases (75% silver stream)

5) Osisko Development announced the sale of 7,358 ounces of gold from the San Antonio stockpile processing in 2022 and 1.1 million tonnes at an average grade of 0.58 g/t gold have been placed on the pad. ODV is awaiting receipt of change of use land and EA permits from the Mexican government while it continues its efforts on stockpile processing.

6) Highland Copper announced selection of G Mining Services to prepare a PEA on combined scenario for Copperwood and White Pine Projects (1.5% NSR royalty & 100% silver NSR royalty)

7) Osisko Metals announced definition drilling at Pine Point including 9 meters of 10.51% Zinc and 3.52% Lead, 11.5 meters of 9.37% Zinc and 4.99% Lead and 12 meters of 25.80% Zinc and 6.84% Lead (3% NSR royalty)

8) Group6 announced updated project economics for the Dolphin Tungsten Mine including an increase in the NPV8% to A$300 million from A$231 million and first tungsten concentrate production on track for Q1 2023 (1.5% GRR)

9) Shanta Gold continues to hit high-grade gold at the West Kenya Project including 721 g/t gold over 0.6 meters, 155 g/t gold over 2.8 meters and 153 g/t gold over 2.2 meters (2% NSR royalty)

10) O3 Mining filed the Initial Project Description at the Federal and Provincial Levels for permitting of the Marban Project (0.435-2% NSR royalty)

11) Calibre Mining intersected 5.5 g/t gold over 3 meters and suggested that new results indicate there could be a large, untested Carlin-style mineral system at depth (4% NSR royalty over most of Gold Rock)

12) Westhaven Gold intersected 1.95 g/t gold and 5.61 g/t silver over 25 meters at Shovelnose (2% NSR royalty)

13) Pacific Ridge Exploration intersected 278 meters of 0.72 g/t Au, 0.14% Cu and 0.95 g/t Ag at the Kliyul copper-gold porphyry project (1.5% NSR royalty)

14) Eagle Mountain Mining intersected 1.3% Cu, 13.63 g/t Ag, and 0.18 g/t Au over 29.7 meters at Talon (3% NSR royalty)

15) Poseidon Nickel released a feasibility study on the Black Swan Project which includes 300,000 tonnes of 4.7% nickel for 13,000 tonnes of nickel metal from Silver and Golden Swan. A final investment decision is expected in 2023 with a concentrate production possible in 2024 (1.75% NSR royalty on base metals on Golden Swan and Silver Swan).

Q4 AND YEAR-END 2022 RESULTS AND CONFERENCE CALL DETAILS

Osisko provides notice of the fourth quarter and annual 2022 results and conference call details.

Results Release:	Thursday, February 23rd, 2023 after market close
Conference Call:	Friday, February 24th, 2023 at 10:00 am ET
Dial-in Numbers:	North American Toll-Free: 1 (888) 886 7786 Local and International: 1 (416) 764 8658 Conference ID: 04967722
Replay (available until Friday, March 24th at 11:59 pm ET):	North American Toll-Free: 1 (877) 674 7070 Local and International: 1 (416) 764 8692 Playback Passcode: 967722#
Replay also available on our website at www.osiskogr.com

Notes:

The figures presented in this press release, including revenues and costs of sales, have not been audited and are subject to change. As the Corporation has not yet finished its quarter-end and year-end procedures, the anticipated financial information presented in this press release is preliminary, subject to quarter-end and year-end adjustments, and may change materially.

(1)   Gold Equivalent Ounces

GEOs are calculated on a quarterly basis and include royalties, streams and offtakes. Silver earned from royalty and stream agreements are converted to gold equivalent ounces by multiplying the silver ounces earned by the average silver price for the period and dividing by the average gold price for the period. Diamonds, other metals and cash royalties are converted into gold equivalent ounces by dividing the associated revenue earned by the average gold price for the period. Offtake agreements are converted using the financial settlement equivalent divided by the average gold price for the period.

Average Metal Prices and Exchange Rate

	Three months ended December 31		Years ended December 31
	2022	2021	2022	2021

Gold(i)	$1,727	$1,796	$1,800	$1,799
Silver(ii)	$21.17	$23.33	$21.73	$25.14

Exchange rate (US$/Can$)(iii)	1.3578	1.2603	1.3013	1.2535

                  (i)   The London Bullion Market Association’s pm price in U.S. dollars.
                  (ii)   The London Bullion Market Association’s price in U.S. dollars.
                  (iii)   Bank of Canada daily rate.

(2)   Non-IFRS Measures

The Corporation has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards (IFRS) including cash margin in dollars and in percentage. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. As Osisko’s operations are primarily focused on precious metals, the Corporation presents cash margins as it believes that certain investors use this information, together with measures determined in accordance with IFRS, to evaluate the Corporation’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. However, other companies may calculate these non-IFRS measures differently.

Cash margin (in dollars) represents revenues less cost of sales (excluding depletion). Cash margin (in percentage) represents the cash margin (in dollars) divided by revenues.

	Three months ended December 31, 2022	Year ended December 31, 2022

Revenues	$61,914	$217,809
Less: Cost of sales (excluding depletion)	($4,732)	($16,076)
Cash margin (in dollars)	$57,182	$201,733
Cash margin (in percentage of revenues)	92%	93%

(3)   In the case of the CSA silver stream, silver ounces were converted to gold equivalent ounces by multiplying the average payable silver ounces produced annually at CSA by the LBMA Silver Price on December 22, 2022 and dividing by the LBMA Gold Price PM as of December 22, 2022.

(4)   In the case of the CSA copper stream, copper tonnes were converted to gold equivalent ounces by multiplying the average payable copper tonnes produced annually at CSA by the LME Official Copper Settlement Price on December 22, 2022 and dividing by the LBMA Gold Price PM as of December 22, 2022. Assumed Buy-Down Option is not exercised.

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Guy Desharnais, Ph.D., P.Geo., Vice President, Project Evaluation at Osisko Gold Royalties Ltd, who is a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

In this press release, Osisko relies on information publicly disclosed by other issuers and third parties pertaining to its assets and, therefore, assumes no liability for such third-party public disclosure.

About Osisko Gold Royalties Ltd

Osisko is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American focused portfolio of over 175 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by its cornerstone asset, a 5% net smelter return royalty on the Canadian Malartic mine, which is the largest gold mine in Canada.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:
Heather Taylor Vice President, Investor Relations Tel: (514) 940-0670 #105 Email: htaylor@osiskogr.com

Forward-looking Statements

Certain statements contained in this press release may be deemed “forward‐looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. These forward‐looking statements, by their nature, may require Osisko to make or rely on certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward‐looking statements. Forward‐looking statements are not guarantees of performance. These forward‐looking statements, may involve, but are not limited to, statements with respect to future events or future performance, the realization of the anticipated benefits deriving from Osisko’s investments, the general performance of the assets of Osisko, and the results of exploration, development and production activities as well as expansions projects relating to the properties in which Osisko holds a royalty, stream or other interest. Words such as “may”, “will”, “would”, “could”, “expect”, “suggest”, “appear”, “believe”, “plan”, “anticipate”, “intend”, “target”, “estimate”, “continue”, or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward‐looking statements. Information contained in forward‐looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including, without limitation, management’s perceptions of historical trends; current conditions; expected future developments; the ongoing operation of the properties in which Osisko holds a royalty, stream or other interest by the operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect of any significant property in which Osisko holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. Osisko considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko and its business. Such risks and uncertainties include, among others, that the financial information presented in this press release is preliminary and could be subject to adjustments, the successful continuation of operations underlying the Corporation’s assets, the performance of the assets of Osisko, the growth and the benefits deriving from its portfolio of investments, risks related to the operators of the properties in which Osisko holds a royalty, stream or other interest, including changes in the ownership and control of such operators; risks related to exploration, development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Osisko holds a royalty, stream or other interest, the influence of macroeconomic developments as well as the impact of and the responses of relevant governments to the COVID-19 outbreak and the effectiveness of such responses. In this press release, Osisko relies on information publicly disclosed by other issuers and third parties pertaining to its assets and, therefore, assumes no liability for such third party public disclosure.

For additional information with respect to these and other factors and assumptions underlying the forward‐looking statements made in this press release, see the section entitled “Risk Factors” in the most recent Annual Information Form of Osisko which is filed with the Canadian securities commissions and available electronically under Osisko’s issuer profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission and available electronically under Osisko’s issuer profile on EDGAR at www.sec.gov. The forward‐ looking statements set forth herein reflect Osisko’s expectations as at the date of this press release and are subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise, other than as required by law.